Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Announces Intention to Institute a Normal Course Issuer Bid

(February 24, 2016) Central Fund of Canada Limited (the "Corporation") (TSX: CEF.A (Cdn.$) and CEF.U (U.S.$) and NYSE MKT:CEF) announced today that Toronto Stock Exchange ("TSX") has accepted notice filed by the Corporation of its intention to make a Normal Course Issuer Bid for its Class A non-voting shares (Class A shares). Shares will be purchased through the facilities of the TSX or other alternative Canadian Marketplaces and the NYSE MKT.

The notice provides that the Corporation may, during the 12 month period commencing March 1, 2016 and ending February 28, 2017, purchase for cancellation up to 12,721,635 shares, being 5% of the 254,432,713 outstanding Class A shares as at February 24, 2016. The Corporation will not acquire on TSX more than 25% of the average daily trading volume of its Class A shares (49,615 shares) during a trading day, being 12,403 Class A shares, subject to certain prescribed exceptions. The price which the Corporation will pay for any such shares will be the market price at the time of acquisition. The actual number of Class A shares that may be purchased and the timing of any such purchases will be determined by the Corporation.

The Board of Directors believes the Class A shares of the Corporation are undervalued relative to their net asset value per share (NAV) based on the gold and silver bullion holdings of the Corporation as a result of weak prevailing market conditions and sentiment in the precious metals sector. It is expected that the purchases will be accretive to NAV once the purchased shares are cancelled and after tax considerations.

Funding for the purchase of shares will come from a sale of existing gold and silver bullion holdings of the Corporation.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At February 23, 2016, the Class A shares of Central Fund were backed by over 99.9% gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878

Certain information regarding the Corporation contained herein and the expectation that purchases of Class A shares will be accretive to NAV may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.